pSivida to Commence Trading on NASDAQ on January 27th

Webcast of Investor Meeting to be Broadcast on Internet

Perth, Australia, January 26, 2005 – pSivida Limited (ASX:PSD; Frankfurt:PSI), the global nanotechnology company, today announced that its U.S. securities registration has been declared effective and it has received preliminary approval from NASDAQ for the listing of its American Depository Shares (ADSs) represented by American Depository Receipts (ADRs) on the NASDAQ National Market. The Company also announced it has selected Citigroup as its Depository Bank to administer the ADR program.

pSivida expects its ADSs to commence trading on NASDAQ’s National Market today, Thursday, January 27, 2005, under the ticker symbol PSDV. The ADSs will trade on a 10:1 ratio to the company’s ordinary shares (i.e., 10 pSivida shares for every one ADR). pSivida’s ordinary shares will continue to trade on both the Australian and Frankfurt Stock Exchanges.

Gavin Rezos, managing director of pSivida, said, “The NASDAQ listing is an important step forward for pSivida as it looks to achieve success in the world’s largest market in terms of capital and pharmaceutical products. We are actively seeking to expand our investor base in the U.S. and are pleased to appoint Citigroup as our Depository Bank.”

In connection with the listing, pSivida will be hosting an investor meeting on Thursday. Mr. Rezos will discuss pSivida’s use of BioSilicon™ to develop innovative methods of controllable drug delivery and diagnostics, the company’s clinical trial timeline, product pipeline and partnerships, and commercial outlook for the future.

Those who wish to access the webcast may log onto
http://www.psivida.com.au/News/Presentations.asp. The webcast will be available beginning at 1:00 p.m. Eastern Time.

About pSivida Ltd.

pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialization of a modified form of silicon (porosified or nanostructured silicon) known as BioSilicon™. As a new and exciting biocompatible and biodegradable

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material, BioSilicon offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited. pSivida plans to hold a series of information meetings in the U.S. during February and March for investors and potential investors.

About Citigroup Depository Receipt Services

Citigroup Depository Receipt Services is a market leader in bringing quality issuers to the U.S. and international markets and promoting Depository Receipts as an effective capital markets tool. Citibank began offering ADRs in 1928 and today is widely recognized for providing non-U.S. companies with a gateway to the resources of Citigroup and the means to diversify their shareholder bases and increase liquidity. In addition, Citigroup’s financial strength and global presence provides clients with access to on-the-ground presence and in-depth knowledge of 90 local markets.

For addition information visit www.transactionservices.citigroup.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. You should refer to the company’s registration statement for more complete information concerning the company and its business. The registration statement is available at the SEC’s website: www.sec.gov.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the commencement of trading of pSivida’s ADSs, the expansion of pSivida’s investor base in the U.S. and the development and commercialization of BioSilicon. Although the company believes that the expectations reflected in such forward-looking statements are reasonable at this time, they can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: regulatory issues involving the SEC and/or the NASDAQ Stock Market, including, without limitation the SEC or NASDAQ reopening review of pSivida’s registration statement or listing applications; pSivida’s failure to take the remaining steps necessary to complete the listing on the NASDAQ National Market, including pSivida’s inability to meet NASDAQ’s initial or continuing listing requirements. In addition, investors may not purchase ADSs on the market and an active trading market for the ADSs may not develop or be maintained after listing. Further, many important factors could negatively impact pSivida’s business results including: (1) the failure of certain product markets to develop as expected including due to global economic conditions or alternate remedies being discovered; (2)

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the company’s failure to complete its current or future clinical trials successfully because of problems with funding, the performance of its product or its partners; (3) the company’s failure to achieve product approvals on a timely basis, if at all, as a result of regulatory, funding or other issues and (4) the failure of the company’s current and potential products to perform as expected due to unknown factors involving their use. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under item 3.D “Risk Factors” therein. The company does not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

Contact:

In US:
Beverly Jedynak
President
Martin E. Janis & Company, Inc.
312-943-1100 ext. 12
bjedynak@janispr.com

In Australia:
Joshua Mann
Investor Relations
PSivida Limited
+ 61 8 9226 5099
joshuamann@psivida.com